Epsilon Corp.

7950 NW 53rd St., Suite 337

Miami, FL 33166

Tel: (786) 228-5772

Fax: (866) 480-9591

March 20, 2012

By Edgar

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Washington DC, 20549

Re:	Epsilon Corp.
Registration Statement on Form S-1
Filed February 3, 2012
File No. 333-9321

Dear Mrs. Jacobs:

Epsilon Corp. acknowledges receipt of the letter dated March 1, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). We have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Registration Statement Facing Page

1.	Your Articles of Incorporation indicate that your common stock par value is .0001. Please reconcile this with the disclosure in your Fee Table and throughout your registration statement.

Response: Revised. We have revised the disclosure in the registration statement regarding our common stock. Please see the Amended Draft.

2.	You do not indicate that the securities are being sold on a delayed or continuous basis under Securities Act Rule 415, even though this is a best efforts self-underwritten offering. You also include the undertakings required in a Rule 415 offering. Please advise.

Response: Revised. Please see the Amended Draft.

Prospectus Cover Page

3.	We note that a subsidiary of Alliance Data Systems Corporation is also referred to as Epsilon. Please provide the required disclosure under Regulation S-K Instruction to Item 501(b)(1).

Response: Revised. Please see the Amended Draft.

4.	Because your offering is on a best efforts basis, please provide the disclosure required by Regulation S-K Item 501(b)(8)(iii).

Response: Revised. Please see the Amended Draft.

Summary Information, page 5

5.	Please provide us with support for your statement that you “reserved the domain name www.epcorp.org.” Also, tell us when the name was reserved.

Response: Revised. The domain name was reserved on November 21, 2011 through WinnerServ Ltd. Please see the Amended Draft.

Summary of the Offering by the Company, page 6

6.	We note that when the amounts included in the “Use of proceeds” are added, they are equal to less than $120,000. In addition, the amounts that you allocate to each specific use on this page differ from the disclosure in the right column of the first table on page 15. Please advise or revise.

Response: Revised. Please see the Amended Draft.

Risk Factors, page 7

7.	The first sentence of the third paragraph in this section suggests that you are only disclosing those material risks that are the most significant. Please disclose all material risks.

Response: Revised. We have revised our disclosure to disclose all material risks. Please see the Amended Draft.

8.	We note your disclosure on page 27 regarding the filing of a Form 8-A. If you do not intend to register your common stock concurrently with the effectiveness of this Form S-1, please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act.

Response: Revised. We have revised our disclosure to disclose risks related to the fact that our stock is not registered under the Exchange Act. Please see the Amended Draft.

Risks Related to Our Financial Condition

There is substantial doubt…, page 7

9.	Please expand your risk factor to include disclosure regarding the effects of the going concern limitation on your cost of capital.

Response: Revised. We have revised our disclosure to disclose the effects of the going concern limitation on our cost of capital. Please see the Amended Draft.

In the event that the company’s shares are traded…, page 9

10.	Please revise your risk factor disclosure to indicate that your shares will be considered penny stocks under the definition in Exchange Act Rule 3a51-1.

Response: Revised. We have revised our disclosure to disclose that our shares will be considered penny stocks under the definition in Exchange Act Rule 3a51-1. Please see the Amended Draft.

Dilution, page 15

11.	We note that in the table on page 16 you disclose dilution assuming 30% of your offering is sold. Please clarify why this differs from the disclosure in the table at the top of the previous page where you disclose Use of Proceeds assuming 25% of your offering is sold.

Response: Revised. We have revised our disclosure in our use of proceeds section. Please see the Amended Draft.

Description of Securities

General, page 17

12.	You disclose that there are two holders of your common stock. Please reconcile this with the disclosure elsewhere in your document, including your security ownership table on page 26, where you indicate that you have only one shareholder.

Response: Revised. We have revised our disclosure regarding our description of ownership of our stock to confirm that there is only one shareholder. Please see the Amended Draft.

Voting Rights, page 17

13.	Please tell us which provision of your bylaws relates to the election of directors by majority voting. In this regard, we note that Article V. Section 2 mentions director elections by cumulative voting, while your disclosure on page 17 indicates that your charter documents do not provide for cumulative voting.

Response: Revised. We have revised our disclosure regarding our description of voting rights. Please see the Amended Draft.

14.	Regarding your disclosure in the first paragraph on page 18, please tell us the provision of your bylaws that relates to the ability by shareholders to specify which provisions may not be amended.

Response: Revised. We have revised our disclosure regarding our description of voting rights. Please see the Amended Draft.

Information with Respect to the Registrant, 19

15.  It appears from the December 31, 2010 Form 10-K for Alliance Data Systems Corporation that it has trademarked the name Epsilon. Please tell us how this affects your right to use the name Epsilon, whether you obtained permission to use the name, and whether you may be subject to liabilities as a result of using a registered name. Cite and submit on a supplemental basis all authority on which you rely. In addition, revise your disclosure accordingly and include a relevant risk factor, if appropriate.

Response: We have revised our disclosure appropriately and have added a relevant risk factor, Please see the Amended Draft.

Business Development, page 19

16.	You disclose on page 5 and page 19 that you are “currently in the process of soliciting partners.” Please disclose the steps that you have taken with regard to this aspect of your business.

Response: Revised. We have revised our disclosure regarding the steps we have taken to solicit partners. Please see the Amended Draft.

17. It appears from your disclosure on page 20 that you will be competing with websites that provide information, reviews, and lists of social networking websites. It is unclear from the disclosure in your Summary and beginning on page 19 whether you will be providing the same or similar services. Please substantially revise your disclosure to explain with greater clarity your intended business. In your revised disclosure, you should also:

Explain the difference between your website and a social networking website;

Disclose why a website user would choose to create a social networking meeting through your intended business;

Clarify what you mean by a social network “meeting;”

Explain why a website user would wish to discuss the benefits and costs of creating a meeting and how this differs from “a forum where users can discuss their experiences;” and

Explain who will be the primary users of your website. In this regard, we note you refer to “potential clients and competitors.” We also note that on page F-7 you indicate that your social network is “for start-ups in the high-tech industry.”

Response: Revised. We have revised our disclosure to respond to the Staff’s comments. Please see the Amended Draft.

18.	You disclose that you intend to generate revenues through sponsoring events, deal flow from events, advertising, and referrals from organizers of social meeting events. Please clarify how these fit within the revised description of your business, including how each of these revenue opportunities arises during the course of your business.

Response: Revised. We have revised our disclosure regarding intended revenue streams to accurately reflect our current status. Please see the Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

19.	Please provide a discussion to clarify where you will maintain your primary operations once you become operational. In this regard, we note your disclosure on page 19, that you maintain a mailing address in Miami, Florida and your principal business address is in Jerusalem, Israel.

Response: Revised. We have revised our disclosure regarding the location of our primary operations to accurately reflect our current status. Please see the Amended Draft.

Available Information, page 23

20.	Refer to the first sentence in the second paragraph. Please tell us why you believe that you will be required to file proxy statements as a reporting company under Exchange Act Section 15(d) or revise accordingly.

Response: Revised. We have revised our disclosure regarding our requirement to file proxy statements to accurately reflect our current status. Please see the Amended Draft.

Directors, Executive Officers, Promoters, and Control Persons, page 24

21.	You disclose in the penultimate sentence on page 21 under “Employees and Employment Agreements” that you have “two officers and a director.” You also disclose a director named “Lee” in the third paragraph on page 23. Please provide the required information for all your officers and directors and revise the signature page accordingly.

Response: Revised. We have revised our disclosure regarding our employees and employment agreements to accurately reflect our current status of one officer and one director. Please see the Amended Draft.

22.	You indicate in the business experience disclosure for Mr. Schwartz that he spends 15 hours per week providing services to you. Please reconcile this with the disclosure on page 21 where you indicate that he can “work on Epsilon up to 10 hours per week.”

Response: Revised. We have revised our disclosure regarding the amount of time that Mr. Schwartz dedicates to our business to reflect in all disclosure 15 hours a week. Please see the Amended Draft.

Indemnification, page 26

23.	Please tell us which provision of your Bylaws provides for indemnification “to the extent that an officer or director is successful on the merits” as you disclose in this section.

Response: Revised. We have revised our disclosure regarding our description of indemnification of officers and Directors to describe such indemnification as set forth in our bylaws. Please see the Amended Draft.

Security Ownership of Certain Beneficial Owners and Management, page 26

24.	Refer to the last paragraph on page 26. Please tell us why majority ownership of your stock depends on the outcome of this offering. We note that even if the entire amount to be registered is sold, Mr. Schwartz will continue to own a majority of your shares.

Response: Revised. We have revised our disclosure regarding our description of majority ownership of our stock following this offering. Please see the Amended Draft.

Balance Sheet, page F-3

25.	Your disclosure in Note 3 on page F-9 indicates that your deferred offering costs consists of “audit deferred offering costs related to this capital formation activity.” Please tell us in greater detail the nature of these costs that you have deferred at December 31, 2011 and how they are directly attributable to your offering. In your response, tell us the specific accounting guidance that you have relied upon in making this deferral.

Response: Revised. The deferred offering costs at December 31, 2011 were for the audit of the financial statements included in the registration statement. The company is not required to issue audited financial statements for any other purpose. Therefore, the cost of the audit is an incremental cost and should be deferred as per Codification of Staff Accounting Bulletins, Topic 5: Miscellaneous Accounting which states "Interpretive Response: Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the proceeds of the offering." Please see the Amended Draft.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

26.	Please disclose if your cash and cash equivalents are located in the United States or in Israel. In this regard, we note you are incorporated and have a mailing address in the United States as disclosed on your cover and page 19, respectively, but your principal business address is in Israel as disclosed on page 19.

Response: Revised. Cash and cash equivalents are located in the United States. Please see the Amended Draft.

Note 3. Common Stock, page F-9

27.	Please expand your footnote disclosure to discuss the current balance of your stock subscription receivable at December 31, 2011.

Response: Revised. Please see the Amended Draft.

Note 7. Subsequent Events, page F-10

28.	We note that you do not disclose any subsequent events through your evaluation date of January 25, 2012. We further note your disclosure on page II-1, that you completed your issuance of common shares to your President and Director on January 19, 2012. Please tell us why you did not disclose this event in your subsequent events footnote.

Response: Revised. Please see the Amended Draft.

Exhibit 5.1

29.       Please submit an executed opinion.

Response: Revised. Please see an executed opinion attached as Exhibit 5.1 to the Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. David Schwartz

President

VIA EDGAR

cc: Gabriel Eckstein, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar